Exshibit 99.1

TSX: MAI NEWS RELEASE NASD-OTCBB: MNEAF

Response to TNR Gold Corp. News Release Regarding Los Azules Litigation

TORONTO, ON – January 13, 2012 - Minera Andes Inc. (the “Corporation” or “Minera Andes”) (TSX: MAI and US OTC: MNEAF) refers to the news release issued by TNR Gold Corp. on January 12, 2012 and wishes to take this opportunity to respond.

In its news release, TNR Gold Corp. has offered to settle its ongoing litigation with Minera Andes over the ownership of certain portions of Minera Andes’ Los Azules project in exchange for a payment to TNR Gold of US$125 million. Minera Andes received substantially the same settlement offer from TNR Gold on January 10, 2012, however, with a deadline for acceptance of approximately 24 hours, which period was subsequently extended to approximately 48 hours.

The offer was considered by both the Board of Directors of Minera Andes and by its Special Committee comprised of independent directors and formed for the purpose of reviewing the proposed business combination with US Gold Corporation.  After due consideration and having received the input of the Special Committee, the Board of Directors of Minera Andes resolved unanimously to reject the offer from TNR Gold as unreasonable. Minera Andes continues to reject TNR Gold’s claims and intends to continue to vigorously defend against those claims and looks forward to resolving this matter in the courts of British Columbia.

Although the litigation has been ongoing for several years and the proposed business combination with US Gold was first announced over six months ago, TNR Gold has chosen to make its offer by press release less than a week in advance of the shareholders meeting to consider the proposed business combination with US Gold.  As a result, Minera Andes believes that TNR Gold is simply seeking to take advantage of its last minute timing in an effort to cloak an unreasonable settlement offer for its own benefit.

The Board of Directors of Minera Andes remains firmly of the view that the proposed business combination with US Gold on the terms of the arrangement agreement dated September 22, 2011 is fair to shareholders and in the best interests of Minera Andes and recommends that shareholders vote in favour of the arrangement at the special meeting on January 19, 2012.

About Minera Andes (www.minandes.com)

Minera Andes is an exploration company exploring for gold, silver and copper in Argentina with three significant assets: One, a 49% interest in Minera Santa Cruz SA, owner of the San José Mine that is located near Goldcorp's Cerro Negro project; Two, 100% ownership of the Los Azules copper deposit; Three, 100% ownership of a large portfolio of exploration properties in Santa Cruz province, Argentina, including properties bordering the Cerro Negro project. The Company had $45 million USD in cash as at September 30, 2011 with no bank debt. Rob McEwen, Chairman and CEO, owns 30% of the shares of Minera Andes. On September 22, 2011, Minera Andes and US Gold Corporation entered into a definitive

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arrangement agreement, wherein each Minera Andes shareholder would receive 0.45 of a share exchangeable into a US Gold Corporation share for every one (1) Minera Andes share held. A meeting of Minera Andes shareholders to consider this transaction will be held on January 19, 2012.

For further information, please contact:

Nils Engelstad
Vice President, Corporate Affairs
(647) 258-0395 or Toll Free: (866) 441-0690
(647) 258-0408 (FAX)
info@minandes.com

Mailing Address
181 Bay Street Suite 4750
P.O. Box 792
Toronto ON M5J 2T3

Forward Looking and Cautionary Statements

This press release contains certain forward-looking statements and information. The forward-looking statements and information express, as at the date of this press release, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, the completion of a business combination between Minera Andes and US Gold Corporation (including the numerous approvals required in connection with such a business combination), risks related to business integration as a result of a successful business combination, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, risks related to litigation, including specifically but not limited to the Corporation’s Los Azules property which if resolved adversely to the Corporation (or the combined company, as the case may be) would materially affect Minera Andes' ability to develop the Los Azules project, property title, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral resources and reserves and other risks.

Readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. See the Company's Annual Information Form, filed on SEDAR (www.sedar.com), and the Company's Form 40F, available on EDGAR (www.sec.gov), for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. All forward-looking statements and information made in this news release are qualified by this cautionary statement.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

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